Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE

August 1, 2007

ARC Resources Ltd. / ARC Energy Trust Announce the August 2007 increase to the ARX Exchangeable Shares Exchange Ratio

CALGARY, August 1, 2007 (AET.UN and ARX – TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the exchange ratio of the exchangeable shares of the corporation from 2.14316 to 2.16283.  Such increase will be effective on August 15, 2007.

The following are the details on the calculation of the exchange ratio:

Record date of ARC Energy Trust distribution	Opening exchange ratio	ARC Energy Trust distribution per unit	10 day weighted average trading price of AET.UN (prior to the end of the month)	Increase in exchange ratio **	Effective date of the increase in exchange ratio	Exchange ratio as of effective date

July 31, 2007	2.14316	$0.20	$21.7903	0.01967	August 15, 2007	2.16283

**          The increase in the exchange ratio is calculated by dividing the ARC Energy Trust distribution per unit by the 10 day weighted average trading price of AET.UN and multiplying by the opening exchange ratio.

A holder of ARC Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 – 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is 1-800-564-6253 and their website is www.computershare.com.

ARC RESOURCES LTD.

John P. Dielwart,

President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact:

Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600	Fax: (403) 509-6417

Toll Free 1-888-272-4900

ARC Resources Ltd.

2100, 440 – 2nd Avenue S.W.

Calgary, AB  T2P 5E9